VV Markets, LLC
Index to Exhibits, by Form 1-A exhibit category number:

2. Charter documents of VV Markets LLC: articles of organization
3. Defining the Rights of Securities Holders: Series Operating Agreement
4. Subscription Agreement
6.	Management Agreement
12.	Opinion regarding legality
16.	Other: Audited financial reports